Exhibit 99.2

AUNA S.A.

Société anonyme

6, Rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B267590

(the Company)

Luxembourg, July 17, 2024

Convening notice to the extraordinary general meeting of the shareholders of the Company

General nature of the business to be transacted: amendment (i) of the definition of “Pre-IPO Class B Share Holder” in article 1.1 of the articles of association of the Company (the Articles) and (ii) to article 13.6 of the Articles.

Dear Shareholder,

We write to you in your capacity as shareholder of the Company and we hereby kindly convene you to the extraordinary general meeting of the shareholders of the Company (the Meeting) which will take place at Sofitel Kirchberg, 6, rue du Fort Niedergruenewald, L-2226 Luxembourg, Grand Duchy of Luxembourg, on August 6, 2024 at 12.00 pm CEST or at any earlier or later date that could be agreed by all the shareholders.

The Meeting will have the following agenda:

1.	Convening formalities;

2.	Amendment of the definition of “Pre-IPO Class B Share Holder” in article 1.1 of the articles of association of the Company (the Articles);

3.	Amendment to article 13.6 of the Articles; and

4.	Miscellaneous.

Any shareholder who holds one or more class A share(s) and/or class B share(s) of the Company on July 10, 2024 at 23.59 CEST (the “Record Date”) will be admitted to the Meeting and may attend and vote at the Meeting in person or vote online. All attendees will need to bring proof of share ownership as well as a valid photo ID to gain admission to the Meeting. Shareholders who have sold their shares between the Record Date and the date of the Meeting cannot attend the Meeting or vote online. In case of breach of such prohibition, criminal sanctions may apply.

Attached to this notice is a voting instruction form which you will need to complete in order to vote your shares. Voting instruction forms must be received by the tabulation agent at the return address indicated on the voting instruction form no later than August 4, 2024 at 10.30 am CEST.

Yours faithfully,

AUNA S.A.

/s/ Jesus Antonio Zamora León

Name: Jesus Antonio Zamora León
Function: Director